Filed by Syncor International Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                              Subject Company: Syncor International Corporation
                                                     Commission File No. 0-8640


[GRAPHIC OMITTED]


                                                                 NASDAQ: SCOR


FOR IMMEDIATE RELEASE

                                               Contact:
                                               Bill Powell
                                               Director - Investor Relations &
                                               Corporate Communications
                                               (818) 737-4702


                       SYNCOR INTERNATIONAL CORPORATION
                       SCHEDULES VOTE ON ACQUISITION BY
                                CARDINAL HEALTH


         WOODLAND HILLS, California, October 16, 2002 - Syncor International Corporation (Nasdaq: SCOR), the leading provider of nuclear pharmacy services, announced today that it will hold a stockholders meeting on November 19, 2002 to vote on the agreement providing for the acquisition of Syncor by Cardinal Health (NYSE: CAH), the leading provider of products and services supporting the health care industry. The meeting will be held at 10:00 a.m. PST, at the Warner Center Hilton Hotel, 6360 Canoga Avenue, Woodland Hills, California. Related proxy materials are being mailed to all Syncor stockholders as of the record date of October 9, 2002.

         The proposed acquisition of Syncor by Cardinal Health was announced in June 2002 and is a stock-for-stock merger in which Syncor will become a wholly-owned subsidiary of Cardinal Health. Syncor stockholders will receive
0.52 Cardinal Health common shares for each share of Syncor common stock owned, with Cardinal Health issuing an aggregate of approximately 14 million common shares on a fully diluted basis. The acquisition remains subject to satisfaction of customary conditions, including approval of the merger agreement by Syncor stockholders.


About Syncor

         Syncor International Corporation is a leading provider of high technology health care services concentrating on nuclear pharmacy services, medical imaging, niche manufacturing and radiotherapy. In the nuclear pharmacy services business, Syncor compounds and dispenses radiopharmaceuticals for diagnostic and therapeutic use by nuclear medicine departments in hospitals and outpatient clinics. Syncor distributes these time-critical pharmaceuticals to more than 7,000 U.S.-based customers through an integrated network of 130 domestic and 19 international nuclear pharmacies. Medical imaging services are provided through an integrated network of 73 domestic and 19 internationally owned or operated facilities. Syncor announced on June 14, 2002 that it intends to exit the medical imaging business. Syncor also owns or operates ten domestic and two international production facilities for positron emission tomography (PET) radiopharmaceuticals, and is a party to a series of agreements to make PET technology more accessible to healthcare providers and patients nationwide. For more information visit www.syncor.com.

--------------------------
Except for historical information, all other information in this news release consists of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected, anticipated or implied. The most significant of these uncertainties are described in Syncor's Form 10-K, Form 8-K and Form 10-Q reports (including all amendments to those reports) and exhibits to those reports, and include (but are not limited to) the costs, difficulties, and uncertainties related to the integration of acquired businesses, the loss of one or more key customer or supplier relationships, changes in the distribution patterns or reimbursement rates for health-care products and/or services, the costs and other effects of governmental regulation and legal and administrative proceedings, and general economic and market conditions. Syncor undertakes no obligation to update or revise any forward-looking statements.

Information regarding the identity of the persons who may, under SEC rules, be deemed to be participants in the solicitation of stockholders of Syncor in connection with the proposed merger, and their interests in the solicitation, is set forth in a Schedule 14A filed on June 14, 2002 with the SEC. Cardinal Health has filed a registration statement on Form S-4 in connection with the transaction, and Syncor is mailing a definitive proxy statement/prospectus to its stockholders in connection with the transaction. Investors and security holders of Syncor are urged to read the definitive proxy statement/prospectus because it contains important information about Cardinal Health, Syncor and the transaction. A free copy of the definitive proxy statement/prospectus may be obtained from Cardinal Health or Syncor or at the SEC's Web site at www.sec.gov. Information regarding the interests of Syncor's officers and directors in the transaction is included in the definitive proxy statement/prospectus. In addition to the registration statement on Form S-4 filed by Cardinal Health in connection with the transaction, and the definitive proxy statement/prospectus mailed to the stockholders of Syncor in connection with the transaction, each of Cardinal Health and Syncor file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference room located at 450 5th Street, N.W., Washington, D.C., 20549. Investors should call the SEC at 1-800/SEC-0330 for further information. The reports, statements and other information filed by Cardinal Health and Syncor with the SEC are also available for free at the SEC's Web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from Cardinal Health or Syncor. The proxy statement/prospectus contains important information that should be read carefully by investors before making any voting or investment decision.


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